VIA U.S. MAIL AND FACSIMILE

October 15, 2010

Mr. Sirimal R. Mukerjee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Correspondence from you dated September 24, 2010
Constellation Energy Partners LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 1-33147

Dear Mr. Mukerjee:

Constellation Energy Partners LLC submits the following responses to your letter dated September 24, 2010, regarding the Securities and Exchange Commission staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed on February 25, 2010.

For your convenience, we have restated each of the staff’s comments and followed them with our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

General

1.    We note that 99% of your estimated proved reserves is natural gas. Please provide disclosure with respect to your oil reserves or tell us why it is not appropriate. See Item 1201(a) of Regulation S-K.

Response: Constellation Energy Partners LLC is primarily a producer of natural gas from coalbed methane properties in the Black Warrior Basin in Alabama and the Cherokee Basin in Kansas and Oklahoma. With our acquisitions in the Cherokee Basin in 2007, we acquired some incidental oil production from adjacent formations. In 2009, these proved developed producing oil reserves comprised approximately 1% of our total proved reserves, and we do not view them as being material to our business operations or financial position. Since our formation in 2005 through the filing date of our 2009 Form 10-K, we did not drill any oil wells, and we do not have any unproved oil reserves to develop. The total volume of these immaterial proved oil reserves is disclosed on page 4 and in Exhibit 99.1 of our 2009 Form 10-K. Additionally, we have disclosed our total number of oil wells on page 7 and the name of the largest purchaser of our oil production on page 12. We believe these disclosures are compliant with Item 1201(a) of Regulation S-K and otherwise provide adequate disclosure given the immateriality of our total proved oil reserves to our operations. To the extent that our oil production ever becomes material to our business operations or financial position, we will expand our disclosures of our oil reserves as may be required at such time.

Proved Oil and Natural Gas Reserves, page 4

2.    We note that you have grouped your proved reserves related to oil and natural gas for purposes of disclosing your proved developed and undeveloped reserves. Please revise to separately present these products or explain to us why you have determined that grouping these different products meets the disclosure requirements of Item 1202(a)(4) of Regulation S-K.

Response: In a table on page 4 of our 2009 Form 10-K, we separately disclosed our total proved oil reserves and our total proved natural gas reserves as required under Item 1202(a)(4) of Regulation S-K. Our total proved oil reserves consist of approximately 1% of our total reserve base. All of our proved oil reserves are proved developed producing reserves, and we do not have any proved undeveloped oil reserves. As these oil reserves are not material to our operations and are all producing, we did not consider it material to provide a further breakdown in the table presented on page 4. Note that in Exhibit 99.1 to our 2009 Form 10-K, we have included the report from Netherland, Sewell & Associates, Inc. (“NSAI”) that further provides a breakdown that indicates that all of our proved oil reserves are proved developed producing reserves.

In future filings, we will additionally specify, if then true, that all of our total proved oil reserves are proved developed reserves in “Item 1. Business”. For 2009, such disclosure (in the table on page 4) would have been substantially as follows:

Reserve data:	2009	2008	2007
Estimated proved reserves:

Oil (BBbl)	0.3	0.3	0.2

Natural gas (Bcf)	129.4	230.7	301.6

Total proved reserves (Bcfe)	131.2	232.4	302.8

Estimated proved developed reserves:

Oil (BBbl)	0.3	0.3	0.2

Natural gas (Bcf)	110.3	157.2	185.5

Total proved developed reserves (Bcfe)	112.1	159	186.7

Estimated proved undeveloped reserves:
Natural gas (Bcf)	19.1	73.4	116.1

Proved developed reserves as a percent of total reserves	85%	68%	62%

Standardized Measure (in millions)	$97.2	$228.9	$480.4

3.    We note that your audit committee and board of managers review your reserve reports and that your staff of engineers and geoscientists on average has experience exceeding 27 years. We also note that Netherland, Sewell & Associates, Inc. have prepared the reserves estimates for 2009 and 2008 from which you used to prepare your financial statements. Please, however, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate as required by Item 1202(a)(7) of Regulation S-K.

Response:

As approved by our board of managers, NSAI has been retained to prepare a SEC reserve report for all our properties. The report is reviewed by an internal reserve committee prior to being reviewed by our audit committee and approved by our board of managers. Our activities with NSAI are coordinated by a specific reservoir engineer employed by us who serves as the key technical person on our internal reserves committee. In future filings, we will expand our disclosure to further discuss the qualifications of this specific individual on our internal reserves committee who coordinates our activities with NSAI. For 2009, such disclosure (on the last paragraph of page 4) would have read substantially as follows:

“At December 31, 2009, 2008, and 2007, Netherland, Sewell & Associates, Inc. (“NSAI”), an independent petroleum engineering firm, prepared an estimate of all our proved reserves. We used NSAI’s estimates of our 2009 and 2008 proved reserves to prepare our financial statements. We used internal estimates of our proved reserves to prepare our financial statements for 2007. NSAI’s estimates of our 2007 proved reserves are materially consistent with our internal estimate. NSAI maintains a degreed staff of highly competent technical personnel. The average experience level of their technical staff of engineers, geoscientists, and petrophysicists exceeds 20 years, including 5 to 15 years with a major oil company. We maintain an internal technical staff of engineers and geoscience professionals which have an average experience level that exceeds 27 years. Our activities with NSAI are coordinated by a reservoir engineer employed by us who has approximately 30 years of experience in the oil and gas industry and an engineering degree from the University of Tennessee and a masters of business administration from the University of New Orleans. He is a member of the Alabama Coalbed Methane Association and the Society of Petroleum Engineers. He has prior reservoir engineering and reserves management experience at Exxon, Dominion Resources and Hilcorp Energy. He has extensive experience in managing oil and gas reserves processes and serves as the key technical person on our internal reserves committee. This internal reserves committee reviews the reserve reports prepared by NSAI before the reports are reviewed by our audit committee and approved by our board of managers.”

4.    We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203(b)-(d) of Regulation S-K, or tell us why it is not applicable.

Response: In our 2009 Form 10-K, we addressed the information required by Item 1203(b)-(d) of Regulation S-K if it was material to our operations for the year. Each of these items is addressed as follows:

(b) – Disclose the material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves. Our total proved undeveloped reserves decreased in 2009, primarily due to a decrease in natural gas prices and the use of 5 year development schedule. In addition to the discussion of proved undeveloped reserves presented on page 5 of our 2009 Form 10-K, we included a discussion on page 56 of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” that quantifies the removal of our proved undeveloped reserves in the Cherokee Basin due to such reserves becoming uneconomic at the low SEC-required 12-month average price at December 31, 2009, the removal of certain of our proved undeveloped reserves in the Black Warrior Basin due to limiting the development schedule to 5 years and the offsetting impact of a state ruling allowing 40-acre spacing in our field in the Black Warrior Basin. Additionally, we discussed our track record of converting over 300 development locations on page 5 and our development drilling activities on page 8.

(c) – Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures. All of our drilling activities since our inception have been to develop proved undeveloped locations. We discussed our track record of converting over 300 development locations and included a table containing the number of undeveloped locations, as well as the estimated costs to complete them, on page 5 of our 2009 Form 10-K. Additionally, on page 55 of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation,” we provided a summary of our significant operational factors. This update included a status of our capital expenditures and drilling activities for 2009, including the amounts spent and number of development wells drilled. On page 8, we also included a disclosure of the number of development wells we drilled. We believe these disclosures allow investors to compare our estimated spending on proved undeveloped locations with our actual track record of developing proved undeveloped locations.

(d) – Explain the reason why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure. This item is not applicable as the proved undeveloped locations referenced in our table on page 5 of our 2009 Form 10-K are from our December 31, 2006 reserve report and have not been recorded for more than 5 years.

Production and Price History, page 7

5.    We note your tables regarding the net production of natural gas. We further note that you provide the lease operating expense per unit and net production by field. Please disclose by field the other components of the average cost of production per unit, as required by Item 1204(b)(2), or tell us why they are not applicable.

Response: We understand that Item 1204(b)(2) of Regulation S-K requires us to disclose average production costs, not including ad valorem and severance taxes, for the last three fiscal years by geographic area and for each field that contains 15% or more of our total proved reserves. This required average production cost is represented as “Lease Operating Expenses” in our company-wide and basin-level tables on page 7 of our 2009 Form 10-K. We believe this disclosure is compliant with the requirements specified in Item 1204(b)(2) of Regulation S-K.

Drilling Activity, page 8

6.    We note that you have one well in progress as of December 31, 2009. Please provide a description of the present activities of the well in progress as required by Item 1206(b) of Regulation S-K.

Response: In the last sentence on page 55 of our 2009 Form 10-K under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation,” we provided a summary of our significant operational factors. This update included a status of our capital expenditures and drilling activities in the Cherokee Basin and indicated at December 31, 2009, that “we have 1 additional net well which requires completion.” At the time of our filing, we had not completed the well and no further update was appropriate. We believe this disclosure complies with the requirements of Item 1206(b) of Regulation S-K.

Operations, page 10

Executive Management, page 10

7.    We note that during 2009 you transitioned your executive management team from Constellation Energy Partners Management, LLC to the company in order “to better align [y]our management team with the interests of [y]our unitholders and to increase [your management team’s] focus on [y]our business” (at page 89). This discussion should be expanded to briefly describe the historical context in which the management of your company evolved-from contracting executive officers with an affiliate to indirectly employing them. In this regard, please also discuss the specific reasons why the transition was made and the resulting differences, if any, in regard to the management of your company, including with respect to executive compensation under “Executive Compensation-Compensation Discussion and Analysis” (at page 94).

Response: As reported on a Form 8-K filed on August 28, 2008, our sponsor, Constellation Energy Group, Inc. (“Constellation”), announced that it intended to sell its upstream gas assets. This announcement and other issues at Constellation caused concern about its commitment to sponsor us. At January 1, 2009, we transitioned our executive management team from being employees of a subsidiary of our sponsor to being employees of the company. Previously, the executive management team, certain other employees, and most administrative services were provided by Constellation under a management services agreement. Constellation terminated this management services agreement on December 15, 2009, which effectively ended Constellation’s role as our sponsor. In our 2009 Form 10-K, we disclosed this history in the introduction to “Item 11. Executive Compensation” on page 86 and discussed it again on page 57 under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During 2009, we successfully transitioned all of the services formerly provided by our sponsor to the company. The initial part of this effort was the transition of the executive management team which was finalized in May 2009. This transition was specifically done to better align the executive team with the interests of the company’s unitholders and to increase their focus on our business operations. We included the significant disclosure on page 86 through page 93 of our 2009 Form 10-K to describe the transition and included summaries of the employment agreements that induced the executive management team to join the company. This discussion highlights the change from contracting our executives at fixed reimbursable salaries from 2007 and 2008 (as applicable by executive) to becoming direct employees at their specific market-based compensation after becoming employees of the company. Further, in the “Compensation Discussion and Analysis” beginning on page 94 of our 2009 Form 10-K, we again reviewed the history of the management services agreement and then described the compensation philosophy and elements of compensation that our compensation committee and compensation consultant developed to induce the executives to join the company. As the primary impact of the transition was the method and form of compensation changing from a fixed reimbursement of salaries to employment agreements with market-based compensation for each executive, we believe the level of disclosure appropriately informs investors about the transition of our executive management team.

Marketing and Major Customers, page 11

8.    Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Response: We analyzed our sales contracts with our major customers and believe we had no delivery commitments that are required to be disclosed pursuant to Item 1207 of Regulation S-K. Our sales contracts generally took the form of North American Energy Standards Board, Inc. (“NAESB”) or other industry-standard agreements. The oil and gas sales made under these contracts were generally for short-term time periods and based on market index prices. They did not include delivery commitments of fixed and determinable quantities.

Managers, Executive Officers and Corporate Governance, page 82

Qualifications of Board of Managers, page 84

9.    For each manager, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person in particular should serve as a manager. We note that it is insufficient to present such experiences, qualifications, attributes or skills for your managers as a group. See Item 401(e) of Regulation S-K and Compliance & Disclosure Interpretations, Question 116.05 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: On page 82 through page 83 of our 2009 Form 10-K, we presented the experience of each of our managers, and on page 84 of our 2009 Form 10-K, we discussed the qualifications that each of our managers possess, albeit on a qualification basis as opposed to an individual basis. In response to the staff’s comment, in our future Form 10-K and proxy filings we will reformat and expand the disclosure of the “Qualifications of Board of Managers” section by manager name instead of by manager qualification. Set forth below is an example of the reformatted and expanded discussion that we propose to include to the extent then applicable.

“Qualifications of Board of Managers

At the time of our initial public offering in November 2006, Class A and Class B managers were selected to serve on our board of managers. Annually, Constellation now appoints two Class A managers and our Class B unitholders elect three Class B managers. Some of the key criteria for serving on our board of managers as a Class B manager include independence from Constellation, experience in the E&P industry, familiarity with master limited partnerships, and corporate governance, financial, or other management experience. Our Class B managers, and the specific experience, qualifications, attributes and skills that led the board to conclude that they should serve as managers, are:

•

Mr. Seitz brings to our board significant managerial and operational experience in the oil and gas industry. He is the current vice chairman of Endeavor International Corporation, a publicly traded oil and gas exploration company, and has served as the chief executive officer of Anadarko Petroleum, one of the largest independent oil and gas companies in North America. His specialized technical experience in the oil and gas industry adds significant value to the board’s contribution to our performance. He also has prior public company board experience, which is beneficial for the operations of our board, and currently serves as a director of ION Geophysical Corporation, a publicly traded provider of seismic services to the E&P industry. Mr. Seitz is independent of Constellation.

•

Mr. Langdon brings to our board considerable financial and managerial experience in the energy industry as well as his entrepreneurial abilities, which are valuable to a small growing company such as us. He has served as the chief financial officer of EEX Corporation, a publicly traded exploration and production company that merged with Newfield Exploration. He has also held significant commercial positions with the Pennzoil Companies, including roles in business development and marketing. He is also the founder and owner of two privately held oil and gas companies. Mr. Langdon has extensive experience in finance and accounting that adds significant value to the board’s oversight role of our financial reporting. He has prior public company board and audit committee experience, which is beneficial for our board operations, and currently serves as the chairman of the audit committee of Gasco Energy, Inc., a publicly traded exploration and production company. Mr. Langdon is independent of Constellation.

•

Mr. Bachmann brings to our board significant experience in the master limited publicly traded partnership sector and extensive legal and corporate governance skills. Mr. Bachmann has had a long-time affiliation with the Enterprise family of master limited partnerships, a large and successful group of energy-focused master limited partnerships. He has served in key leadership roles for Enterprise and its affiliates, including chief legal officer, director, president and chief executive officer. His experiences with Enterprise contribute to our board’s understanding of the business model for master limited partnerships. His experience and knowledge of legal affairs and corporate governance in the energy industry contributes to the efficiency and effectiveness of our board. Mr. Bachmann is independent of Constellation.

Constellation has appointed Messrs. Brunner and Collins as our two Class A managers to represent its interests on our board. Our Class A managers, and the specific experience, qualifications, attributes and skills that led Constellation and the board to conclude that they should serve as managers, are:

•

Mr. Collins brings his substantial experiences in risk management, finance and investor relations to our board. He is a long-time Constellation employee who has held various executive-level positions with the diversified energy firm, including leadership roles in finance and risk management. He has valuable historical perspectives on our growth and operations. He contributes cross-industry experience and depth of knowledge of finance, risk management, and corporate processes which offers our board important insights into the role of finance and risk management in our business and strategy. He adds value to the board oversight role of investor communications. He acts as a liaison with Constellation and ensures our board has continuing dialogue with our largest unitholder.

•

Mr. Brunner brings day-to-day leadership to our board. He is our chief executive officer, chief operating officer, and president and is a former Constellation employee. He gives our board a unique perspective on our growth and operations that contributes to its understanding of our business model. He offers detailed strategic perspectives and knowledge of our operations and industry, which are critical to our board’s effectiveness. His extensive operational and managerial experiences in the oil and gas industry, including his position at Pogo Producing Company, contribute to our ability to achieve our business plans and objectives, which are intended to increase unitholder value.”

Exhibits and Financial Statement Schedules, page 108

10.    Please provide the basis for not filing as exhibits your contracts with your major customers, including J.P. Morgan Ventures Energy Corporation, Enterprise Alabama Intrastate, L.L.C., Macquarie Energy LLC, Scissortail Energy LLC, Cotton Valley Compression, L.L.C., ONEOK Energy Services Company, L.P. and Sunoco Partners Marketing and Terminals L.P.

Response: Our sales of oil and natural gas to these named customers are entered into in the ordinary course of business and are generally under industry-standard, short-term contracts based on market index prices. We do not believe that the loss of any of these customers would have a material adverse effect on our company because the oil and natural gas production sold to these customers is a commodity with a readily available market that could be sold to other customers in our specific market areas in the event that sales to these named customers ended. Accordingly, we believe that because our contracts with these named customers ordinarily accompany the kind of business conducted by us and because our business is not “substantially dependent” upon these contracts, Item 601(b)(10)(ii)(B) of Regulation S-K provides that these contracts need not be filed.

Exhibit 99.1

11.    Please quantify the 12-month average price used in making the reserves estimation. You provide the average West Texas Intermediate posted price and the average Platts Gas Daily Oneok Oklahoma spot price, but these appear to be for reference rather than the actual price utilized.

Response: We have provided a copy of the relevant staff comments to, and discussed them with, our principal contact at NSAI.

NSAI has indicated to us that the prices used in making their reserves estimation were based on the 12 month (as of the first of each month commencing January through December 2009) arithmetic average of the following regional indices:

•	Platts Gas Daily Southern Natural, La. spot for the Black Warrior Basin properties,
•	Platts Gas Daily CenterPoint, East spot for the Woodford Shale properties,
•	Platts Gas Daily Oneok, Okla. spot for the Cherokee Basin properties, and
•	Crude oil price of $61.08 per barrel (West Texas Intermediate price) for all properties.

Such index prices were then adjusted for applicable transportation, quality and basis differentials to determine the actual prices used in making the reserves estimation. We have been informed that, in future filings, NSAI will remove from its report the reference to the average West Texas Intermediate and Platts Gas Daily Oneok Oklahoma spot prices.

In the reserve report, the average adjusted product prices are $58.23 per barrel of oil and $3.45 per Mcf of gas for 2010 and $58.23 per barrel of oil and $3.68 per Mcf of gas for the total of all future years in the reserve report. We have been informed that, in future filings, NSAI’s reserve reports will include the average adjusted product prices utilized in the preparation of the report.

12.    We note the following language in Netherland Sewell’s report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear that NSAI has “excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences.” In this regard, we note that the definition of “reserves” in Rule 4-10 (a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•	Remove the sentence referenced above; or

•	Replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Response: We have been informed by NSAI that this statement was included in NSAI’s report to explain that expertise at NSAI is centered around the technical engineering and geologic disciplines; NSAI does not purport to be certified accountants, landmen or lawyers who are qualified at validating an entity’s legal right to extract oil and gas from the earth. NSAI, as a firm, recognizes that the definition of reserves requires reasonable expectation of a legal right to produce, or receive revenue from, a hydrocarbon flow stream. The language in NSAI’s report is intended to serve as a disclaimer to the end user that NSAI has accepted as true our representation that we have “the legal right to produce,” and NSAI does not have or engage the expertise to perform legal or land due diligence to validate it. In the same manner, NSAI utilizes our lease operating statements as provided to NSAI and does not perform additional forensic accounting unless something appears inconsistent with other data or its understanding of costs or prices in the applicable field area.

13.    While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established as to judge that the reserve information has been prepared in conformity with such principles.

Response: We have confirmed with NSAI that its use of the phrases “practices generally accepted in the petroleum industry” or “accepted standards of professional investigation” were general references to reserve estimation standards that exist in the petroleum industry. In the February 19, 2007, publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf.

Beyond the SPE 2007 Standards, both NSAI and we are also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” Both companies generally look to the SPE 2007 Standards, the SEC regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

***

In connection with our responses to your letter, Constellation Energy Partners LLC acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me with any questions or further comments you may have regarding this filing or if you wish to discuss any of the above responses.

Sincerely,

/s/ Stephen R. Brunner

Stephen R. Brunner

Cc:

Michael Hiney, CEP

Lisa J. Mellencamp, CEP

Scott Olson, Andrews Kurth LLP